T3 Defense Inc.
575 Fifth Avenue, 14th Floor
New York, NY 10017

February 11, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:	T3 Defense Inc.
Registration Statement on Form S-1
Filed February 11, 2026
File No. 333-293384

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, T3 Defense Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-293384) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on Friday, February 13, 2026 at 5:15 p.m. (Eastern Time), or as soon thereafter as practicable.

Please feel free to direct any questions or comments concerning this request to Dan Woodard, Esq. of McDermott Will & Schulte LLP at (212) 547-5553.

The Company understands that the staff of the United States Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

T3 Defense INC.

By:	/s/ Menachem Shalom
	Name:	Menachem Shalom
	Title:	Chief Executive Officer

cc:	Dan Woodard, McDermott Will & Schulte LLP